Exhibit 99.1

ROGERS COMMUNICATIONS APPOINTS GUY LAURENCE AS PRESIDENT AND CHIEF EXECUTIVE

OFFICER EFFECTIVE DECEMBER 2013

Toronto, ON (September 12, 2013) – Rogers Communications today announced the appointment of Guy Laurence, 51, as President and Chief Executive Officer effective Monday, December 2, 2013. The appointment follows an extensive international search for a CEO to succeed Nadir Mohamed, who announced his plan to retire earlier this year.

A seasoned executive, Laurence brings 30 years of global experience in telecommunications, pay television and media. Laurence is currently CEO of Vodafone UK, an estimated 11 billion dollar fixed and mobile company, operating in one of the most competitive communication markets in the world. He first joined Vodafone in 2000, holding a number of increasingly senior roles including CEO of Vodafone Netherlands (2005), before becoming CEO of Vodafone UK in 2008.

“The board unanimously chose Guy as the best leader to succeed Nadir and to take the company forward,” said Alan Horn, Chairman of the Board, Rogers Communications Inc. “Guy is a strong, proven executive who has consistently delivered strong financial and operating results in highly complex and competitive markets. The breadth and depth of his experience in telecommunications, pay television and media are perfectly suited to Rogers and to the challenges and opportunities we see ahead.”

Prior to Vodafone, Laurence held various executive leadership positions at a number of leading media companies, including MGM Studios. A natural entrepreneur with strong commercial instincts, Laurence brings a passion for innovation, the customer experience and leading high performing teams.

“Rogers is an iconic and well respected company in a great country and I’m looking forward to joining,” said Guy Laurence. “Its unique mix of wireless, cable and media assets offer a brilliant platform to provide innovative service to Canadians. I intend to build on the strong foundation established under Nadir’s leadership to compete and win in the market.”

Mohamed will retire when Laurence becomes CEO. He and Laurence will work together with the executive team to ensure a smooth and seamless transition.

“Nadir significantly strengthened the company and I’d like to thank him for his substantial contributions over the past 13 years and for his ongoing leadership,” said Edward Rogers, Deputy Chairman and Chair of the Rogers Control Trust. “We are delighted Guy is joining Rogers and believe he is the right leader to take the company to the next stage as we continue to deliver on our founder’s vision. Guy brings an entrepreneurial edge, a fiercely competitive spirit and a sharp focus on both operational excellence and the customer experience.”

About Rogers

Rogers Communications is a diversified Canadian communications and media company. We are Canada’s largest provider of wireless voice and data communications services and one of Canada’s leading providers of cable television, high-speed Internet and telephony. Through Rogers Media we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, sports entertainment, and digital media. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

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For more information:
Media & Bloggers:	Investors:
Terrie Tweddle	Bruce Mann
Vice President, Communications & Public Affairs	Vice President, Investor Relations
Rogers Communications	Rogers Communications
416-935-4727	416-935-3532
Terrie.tweddle@rci.rogers.com	bruce.mann@rci.rogers.com

Patricia Trott	Dan Coombes
Director, Public Affairs	Director, Investor Relations
Rogers Communications	Rogers Communications
416-935-7359	416-935-3550
Patricia.trott@rci.rogers.com	dan.coombes@rci.rogers.com